Profit and Loss

EXTRA VIRGIN LLC

January 1-June 26, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
4010 Sales	3,000.00
4020 Wholesale Sales	107.50
4030 Retail Sales	937,572.01
4040 Rental Income	1,760.00
Discounts/Refunds Given	60.49
Total for Income	**$942,500.00**
Cost of Goods Sold	
1 - Portland SuppliesMaterialsCogs	614.10
Cost of Goods Sold	$1,268.08
5010 Food	316,317.36
5015 Beverage N/A	10,403.86
5020 Oil	16,578.39
5030 Labels, Packaging, Printing	5,476.83
5035 Small Wares - COGS	15,932.04
5040 Alcohol	102,371.16
5140 Supplies & Materials - COGS	9,990.20
Total for Cost of Goods Sold	**$478,337.92**
Events SuppliesMaterialsCogs	1,151.21
Total for Cost of Goods Sold	**$480,103.23**
Gross Profit	**$462,396.77**
Expenses	
6010 Advertising & Promotion	1,033.28
6030 Bank & Merchant Fees	46,336.13
6040 Business Licenses and Permits	335.00
6060 Computer and Internet Expenses	4,447.84
6070 Contract Labor	498.00
6075 Dues & Subscriptions	3,837.73
6090 Insurance Expense	4,378.59
6100 Meals and Entertainment	620.34
6120 Office Supplies	2,559.89
6130 Freight Expense	$10,103.04
Shipping and Postage	386.06
Total for 6130 Freight Expense	**$10,489.10**
6150 Professional Fees	13,491.40
6160 Rent Expense	27,373.38
6170 Repairs and Maintenance	4,061.60
6175 Supplies & Materials	34.43

Profit and Loss

EXTRA VIRGIN LLC

January 1-June 26, 2025

DISTRIBUTION ACCOUNT	TOTAL
6190 Travel Expense	0
6020 Automobile Expense	0
6022 Fuel	1,198.20
Total for 6020 Automobile Expense	**$1,198.20**
Total for 6190 Travel Expense	**$1,198.20**
6200 Utilities	$8,342.49
6180 Telephone Expense	639.00
Total for 6200 Utilities	**$8,981.49**
6210 Payroll Expenses	0
6212 Gusto Fee	1,591.20
6214 Payroll Taxes	27,336.76
6216 Salary & Wages	286,972.30
Total for 6210 Payroll Expenses	**$315,900.26**
6990 Unapplied Cash Bill Payment Expense	1,151.40
EVENPULL	25,091.50
FULAMINGO PAYMENTS	57,507.51
Furniture/Equipment under $2500	4,361.86
Guaranteed Payments	16,500.00
Small Tools and Equipment	97.84
Taxes Paid	808.19
Total for Expenses	**$551,094.96**
Net Operating Income	**-$88,698.19**
Other Income	
8010 Interest Income	0.25
8020 Dividend	0.02
Cash Rewards	28.62
Total for Other Income	**$28.89**
Other Expenses	
7020 Interest Expense	$21,396.34
7020 Interest Expense - EIDL Loan	978.00
Total for 7020 Interest Expense	**$22,374.34**
7080 Reconciliation Discrepancies	-4.00
Fraud	2,227.35
Total for Other Expenses	**$24,597.69**
Net Other Income	**-$24,568.80**
Net Income	**-$113,266.99**

Balance Sheet

EXTRA VIRGIN LLC

As of June 26, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1010 Cash	
1020 On Point Checking old account	
Invoice Payments made Personally	10,471.87
On Point Business Savings 7584	5.33
On Point Division Checking 7899	-9,156.08
On Point Savings 7949	
Paypal	
Petty Cash - McMinnville	200.00
US Bank Checking 7544	-34.85
Total for Bank Accounts	**$1,486.27**
Accounts Receivable	
1200 Accounts Receivable	1,000.80
Total for Accounts Receivable	**$1,000.80**
Other Current Assets	
1250 Employee Advance	
1499 Undeposited Funds	
1530 Inventory-Retail	$151,515.16
1520 Inventory-Packing and Shipping	
1531 Smallwares	
1532 Intercompany Transfers	
Total for 1530 Inventory-Retail	**$151,515.16**
1540 Inventory-Wholesale	0
1510 Inventory Asset	
Total for 1540 Inventory-Wholesale	**0**
1550 Inventory - Warehouse	84,121.46
1590 Contra Inventory Account	
1900 Uncategorized Asset	
Subscriptions Receivable	
Subscriptions Receivable-1	
Total for Other Current Assets	**$235,636.62**
Total for Current Assets	**$238,123.69**

Balance Sheet

EXTRA VIRGIN LLC
As of June 26, 2025

DISTRIBUTION ACCOUNT	TOTAL
Fixed Assets	
1690 Accumulated Depreciation	-60,815.39
1691 Accumulated Amortization	-24,500.00
Fixed Asset - Couch Store	0
1610 Furniture and Equipment	
Fixed Asset Other Tools Equipment	
Total for Fixed Asset - Couch Store	**0**
Fixed Asset - Division	$43,837.07
Division Leasehold Improvements	51,205.11
Total for Fixed Asset - Division	**$95,042.18**
Fixed Asset - Events	8,424.00
Fixed Asset - McMinnville Store	24,000.00
Fixed Asset - Warehouse	10,000.00
Fixed Asset - Website	56,000.00
Total for Fixed Assets	**$108,150.79**
Other Assets	
Total for Assets	**$346,274.48**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	
Total for Accounts Payable	**0**
Credit Cards	
2110 American Express Blue	25,796.76
2120-1 AMEX LOC- 51007	
2130 Amex Platinum 82003	38,527.57
2140 Amex Plum 32009	5,419.39
2150 QB Line of Credit	29,700.01
2180 Shopify Credit -50803	79,220.89
2230 Onpoint Line of Credit 0121	49,999.30
9705 Central Bill Account US Bank	$1,937.38
9721 US Bank CC	14,428.56
Total for 9705 Central Bill Account US Bank	**$16,365.94**
Chase CC 8504 - Jim Dixon	28,076.93

Balance Sheet

EXTRA VIRGIN LLC

As of June 26, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$273,106.79**
Other Current Liabilities	
2200 Payroll Liabilities	$9,916.21
Oregon Saves Retirement Fund	96.52
Total for 2200 Payroll Liabilities	**$10,012.73**
2250 Square Gift Card	
2300 Sales Tax Agency Payable	
2470 Shopify Loan	-$694.98
Shopify Loan 12/12/24	76,790.00
Shopify Loan 5/21/24	36,580.50
Total for 2470 Shopify Loan	**$112,675.52**
2480 QuickBooks Loan	42,936.28
Barb Fisher	
Jim Dixon CC Loans	0
Jim Dixon CC Loans - B of A	9,555.00
Jim Dixon CC Loans - Capital One 2464	20,288.79
Jim Dixon CC Loans- Capital One 3537	9,614.63
Jim Dixon CC Loans - Citi	1,639.41
Jim Dixon CC Loans - Discover	8,140.83
Total for Jim Dixon CC Loans	**$49,238.66**
Noah Cable Personal CC Loans	0
Noah Cable Personal - Amex LOC	3,974.38
Noah Cable Personal CC Loan - Citi LOC 6645	15,478.30
Noah Cable Personal CC Loans - Amex	14,247.76
Noah Cable Personal CC Loans - Chase CC 1 (1051)	
Noah Cable Personal CC Loans - Citi AA Advantage (5457)	19,462.75
Noah Cable Personal CC Loans- Citi Double Cash (8009)	6,059.88
Noah Cable Personal CC Loans - OOO US Bank CC (5460)	
Noah Cable Personal CC Loans - US Bank CC (6852)	6,059.00
Noah Cable Personal Loan- Citi	17,837.03
Noah Personal Personal CC Loan - Chase CC 2 (5044)	3,074.53
Total for Noah Cable Personal CC Loans	**$86,193.63**
SBA Loan	
Square Loan	116,753.80
Square Tips	
Total for Other Current Liabilities	**$417,810.62**
Total for Current Liabilities	**$690,917.41**

Balance Sheet

EXTRA VIRGIN LLC

As of June 26, 2025

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
2430 EIDL Loan	66,900.00
2440 JIM & JUDITH-Loan	42,283.87
2450 Rob Millis-Convertible	13,564.65
2460 Lauretta Jean's Loan	135,415.35
2500 Cafeteria Group LLC	16,981.82
2510 Dennis Wald	17,657.89
2520 Noah Cable Loans (Main)	$98,839.31
Noah Cable Loan to USB	70.00
Noah Cable OOO loans	61,000.00
Noah Cable Prom Note	
Uncategorized - Noah	-4,360.60
Total for 2520 Noah Cable Loans (Main)	**$155,548.71**
2530 John Cable Loan	43,911.32
2nd EIDL Loan	-1,434.00
Notes Payable - Robin Willis	
Total for Long-term Liabilities	**$490,829.61**
Total for Liabilities	**$1,181,747.02**
Equity	
3010 Owners Equity	-913,884.44
Net Income	-113,266.99
3000 Partner Contributions	225,000.00
3020 CY Owners Draw	-22,741.33
3090 Opening Balance Equity	25,815.28
Prior Year Adjustments	-36,395.06
Total for Equity	**-$835,472.54**
Total for Liabilities and Equity	**$346,274.48**

Statement of Cash Flows

EXTRA VIRGIN LLC

January 1-June 26, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-33,466.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1 - Portland Inventory	-71,292.01
2000 Accounts Payable	-6,875.15
2110 American Express Blue	-965.13
2130 Amex Platinum 82003	-6,197.38
2140 Amex Plum 32009	-1,834.45
2150 QB Line of Credit	1,772.21
2180 Shopify Credit -50803	-8,515.03
2200 Payroll Liabilities	8,342.73
2230 Onpoint Line of Credit 0121	49,999.30
2470 Shopify Loan	-694.98
2480 QuickBooks Loan	42,936.28
9705 Central Bill Account US Bank	1,318.43
9721 Central Bill Account US Bank:US Bank CC	-600.00
Chase CC 8504 - Jim Dixon	-845.64
Events Inventory	-1,146.00
Jim Dixon CC Loans:Jim Dixon CC Loans - B of A	-1,841.00
Jim Dixon CC Loans:Jim Dixon CC Loans - Capital One 2464	-18.29
Jim Dixon CC Loans:Jim Dixon CC Loans- Capital One 3537	9,614.63
Jim Dixon CC Loans:Jim Dixon CC Loans - Citi	-299.72
Jim Dixon CC Loans:Jim Dixon CC Loans - Discover	-1,078.00
Noah Cable Personal CC Loans:Noah Cable Personal - Amex LOC	-1,214.00
Noah Cable Personal CC Loans:Noah Cable Personal CC Loan - Citi LOC 6645	-2,482.90
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans- Citi Double Cash (8009)	-1,458.01
Noah Cable Personal CC Loans:Noah Cable Personal Loan- Citi	17,837.03
Noah Cable Personal CC Loans:Noah Personal Personal CC Loan - Chase CC 2 (5044)	-660.00
Onpoint LOC (deleted)	-27,865.14
Payroll Liabilities:Oregon Saves Retirement Fund	96.52
Shopify Loan:Shopify Loan 5/21/24	-26,786.87
Square Loan	40,167.82
Warehouse Inventory	-487.08
Wholesale Accounts	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$8,928.17**
Net cash provided by operating activities	**-$24,538.58**
INVESTING ACTIVITIES	
Fixed Asset - Division:Division Leasehold Improvements	-6,000.00
Net cash provided by investing activities	**-$6,000.00**
FINANCING ACTIVITIES	
2450 Rob Millis-Convertible	-8,157.24
2460 Lauretta Jean's Loan	6,000.00

Statement of Cash Flows

EXTRA VIRGIN LLC

January 1-June 26, 2025

FULL NAME	TOTAL
2500 Cafeteria Group LLC	-3,350.95
2510 Dennis Wald	-2,033.31
2520 Noah Cable Loans (Main)	18,500.00
2530 John Cable Loan	-2,077.38
2nd EIDL Loan	-1,434.00
3090 Opening Balance Equity	10,028.11
Noah Cable Loans (Main):Noah Cable Loan to USB	70.00
Noah Cable Loans (Main):Uncategorized - Noah	-4,360.60
Net cash provided by financing activities	**$13,184.63**
NET CASH INCREASE FOR PERIOD	**-$17,353.95**
Cash at beginning of period	**$18,840.22**
CASH AT END OF PERIOD	**$1,486.27**